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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.*)

Mid Atlantic Medical
(Name of Issuer)

Common Stock
(Title of Class of Securities)
----------------------------------------------------------------
-
59523C107
(CUSIP Number)

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (2-92


SCHEDULE 13G
Page 2 of 5 Pages
CUSIP No. 59523C107

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Jurika & Voyles, Inc.
	IRS No.:  94-2905845
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/  /
	(b)/  /
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3	SEC USE ONLY
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4	CITIZENSHIP OR PLACE OF ORGANIZATION
	California
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NUMBER OF 		5	SOLE VOTING POWER
SHARES				-0-
BENEFICIALLY		------------------------------------------
-
OWNED BY		6	SHARED VOTING POWER
EACH					3,643,137
REPORTING			------------------------------------------
-
PERSON		7	SOLE DISPOSITIVE POWER
WITH					-0-
				------------------------------------------
-
			8	SHARED DISPOSITIVE POWER
					3,807,037
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	3,807,037 shares
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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES* /  /
---------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.31%
---------------------------------------------------------------
12	TYPE OF REPORTING PERSON*
	IA
---------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13G
Page 3 of 5 Pages
CUSIP No. 59523C107

ITEM 1.

	(a)	The name of the issuer is Mid Atlantic Medical.

	(b)	The principal executive office of Mid Atlantic
Medical is 4 Taft Court, Rockville, MD  20850.

ITEM 2.

	(a)	The name of the person filing this statement is
Jurika & Voyles, Inc.

	(b)	The principal business office of Jurika & Voyles,
Inc. is located at 1999 Harrison Street, Suite 700, Oakland, CA
94612.

	(c)	Jurika & Voyles, Inc. is a California Corporation.

	(d)	This statement relates to shares of common stock of
Mid Atlantic Medical ("the Stock").

	(e)	The CUSIP number of the stock is 59523C107.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

	(a)	/   /  Broker or Dealer registered under Section 15
of the Act.

	(b)	/   /  Bank as defined in section 3(a)(6) of the Act.

	(c)	/   /  Insurance Company as defined in section
3(a)(19) of the Act.

	(d)	/   /  Investment Company registered under section 8
of the Investment Company Act.

	(e)	/ X /  Investment Adviser registered under section
203 of the Investment Advisers Act of 1940.

	(f)	/   /  Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income


SCHEDULE 13G
Page 4 of 5 Pages
CUSIP No. 59523C107

Security Act of 1974 or Endowment Fund; see section 240.13d-
1(b)(1)(ii)(F).

	(g)	/   /  Parent Holding Company , in accordance with
section 240.13d-1(b)(1)(ii)(F).

	(h)	/   /  Group, in accordance with section 240.13d-
1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP

	(a)	Jurika & Voyles, Inc. beneficially owns 3,807,037
shares of the Stock.

	(b)	Jurika & Voyles, Inc. beneficially owns 8.31% of the
Stock outstanding.

	(c)	(i)	Jurika & Voyles, Inc. has the sole power to vote
or to direct the vote of -0- shares of the Stock.

		(ii)	Jurika & Voyles, Inc. has the shared power to
vote or to direct the vote of 3,643,137 shares of the Stock.

		(iii)	Jurika & Voyles, Inc. has the sole power to
dispose or to direct the disposition of -0- shares of the Stock.

		(iv)	Jurika & Voyles, Inc. has the shared power to
dispose or to direct the disposition of 3,807,037 shares of the Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following  /   /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON


SCHEDULE 13G
Page 5 of 5 Pages
CUSIP No. 59523C107

Jurika & Voyles, Inc. is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE(S)

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 1996

Jurika & Voyles, Inc.


By:  ______________________________

        Glenn C. Voyles, Chairman